FILED PURSUANT TO RULE 424(b)(3).
REGISTRATION STATEMENT NUMBER 333-124453.

Dated May 26, 2005

P COM

24,134,880 SHARES

P-COM, INC.

COMMON STOCK

This prospectus relates to the offering of 24,134,880 shares of our common stock that may be sold from time to time by the selling stockholders named in this prospectus. The shares covered by this prospectus include the following shares that were previously registered on our Form S-1:

o 5,569,524 shares that are currently outstanding;

o 4,365,214 shares that may be issued upon conversion of our outstanding convertible preferred stock;

o 3,945,072 shares that may be issued upon exercise of outstanding warrants; and

o 1,362,499 shares that the Company is required to reserve and register for resale under an agreement between the Company and the holders of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, the Series D Convertible Preferred Stock and the Series C Warrants.

The shares covered by this Prospectus also include:

o 2,892,571 shares that may be issued upon exercise of outstanding warrants or warrants that will be outstanding prior to the effectiveness of the registration statement of which this prospectus is a part; and

o 6,000,000 shares that may be issued as payment of principal and interest due under our outstanding promissory notes.

As of May 19, 2005, the total number of shares of common stock that are issued and outstanding and reserved for issuance under all plans and commitments of P-Com, is approximately 11,827,426 shares.

The selling stockholders are offering the shares of common stock pursuant to this prospectus. The selling stockholders may sell all or any portion of the shares from time to time in market transactions through any market on which our common shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The timing and amount of any sale are within the sole discretion of the selling stockholders. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution".

The selling stockholders will receive all proceeds from the sale of the common stock. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We may receive proceeds from the exercise of warrants held by the selling stockholders if they opt to pay the exercise price in cash rather than executing a cashless exercise. Any net proceeds that we receive from the exercise of warrants will be used for general corporate purposes, including working capital for our business.

Our common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "PCMC." The last sale price of our common stock, as report on the OTC Bulletin Board on May 19, 2005, was $0.03 per share.

AN INVESTMENT IN THE SHARES OFFERED BY THIS PROSPECTUS ENTAILS A HIGH DEGREE OF RISK, INCLUDING THE RISK THAT THE COMPANY MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN. BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER THE RISKS AND UNCERTAINTIES DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 26, 2005.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. The factors discussed in the section entitled "Risk Factors," as well as any other cautionary language in this prospectus and the information incorporated by reference into this prospectus (see the section entitled "Incorporation by Reference"), provide examples of risks, uncertainties and events that may cause our actual results to differ materially from any expectations that we describe. Some of the risks, uncertainties and other factors that may cause the actual results or outcomes to differ materially from those predicted in our forward-looking include the following:

o our ability to continue as a going concern given our deteriorating cash position and receivables;

o our need to raise additional equity capital during the next ninety days and whether that capital is available on acceptable terms, if at all;

o our dependence on the sale of refurnished licensed radio products in connection with our repair and maintenance business, and the risk that this business will substantially decline over time;

o our current sales levels and sales trends;

o our ability to achieve positive cash flow given our existing and anticipated operating and other costs, and current sales trends;

o our ability to increase sales in our unlicensed product lines;

o the risk that any of our customers may seek alternative suppliers to provide repair and maintenance services for their existing products;

o competitive market conditions, including the lack of diversity in our product lines;

o our reliance upon subcontractors; and

o the timing of new technology and product introductions.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and it may not contain all of the information that you should consider before investing in the securities offered by this prospectus. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the information incorporated by reference into to this prospectus (see the section entitled "Incorporation by Reference") before making an investment decision.

THE COMPANY

We develop, manufacture and market licensed exempt, next generation wireless mesh routers and other licensed and unlicensed point-to-point, spread spectrum and point-to-multipoint radio systems to carriers, systems integrators and value added resellers, and provide repair, maintenance and other services to our licensed and other customers worldwide.

On April 28, 2005, we announced a restructuring plan that will significantly curtail current spending, and substantially reduce liabilities and operating and other costs (the "Restructuring Plan"). The Restructuring Plan was adopted in response to the substantial operating losses incurred by P-Com, and management's assessment that substantial operating losses would continue in the short term absent a plan to restructure the business, and substantially reduce its cost structure. In addition, absent such a plan, P-Com would likely be unable to attract financing on reasonable terms, if at all.

The Restructuring Plan includes the divestiture of certain unprofitable product lines, which includes certain of our licensed point-to-point microwave products. P-Com will, however, continue the sale of its unlicensed radio products, and certain of its licensed radio products, including refurbished licensed products in connection with our repair and maintenance business. The Restructuring Plan also currently includes a reduction in work force from approximately 130 full and part-time employees to approximately 60 employees worldwide by the end of the third quarter 2005. Management currently anticipates that the Restructuring Plan will be completed by the end of the third quarter 2005.

Our executive offices are located at 3175 S. Winchester Boulevard, Campbell, California 95008, and our telephone number is (408) 866-3666. In this prospectus, references to "P-Com," the "Company," "we," "us" and "our" refer to P-Com, Inc. and its subsidiaries.

THIS OFFERING

Shares offered by the selling Stockholders
24,134,880 shares of common stock, including 5,569,524 shares currently outstanding, 4,365,214 shares issuable upon conversion of outstanding convertible preferred stock, 6,837,643 shares issuable upon exercise of outstanding warrants and warrants that will be outstanding prior to the effectiveness of the registration statement of which this prospectus is a part, and 6,000,000 shares that may be issued as payment of principal and interest due under outstanding promissory notes.

Plan of Distribution
The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or any portion of the shares from time to time in market transactions through any market on which our common shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The timing and amount of any sale are within the sole discretion of the selling stockholders. See the section entitled "Selling Stockholders" on page 16 and the section entitled "Plan of Distribution" on page 23.

Use of proceeds
The selling stockholders will receive all proceeds from the sale of the common stock. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We may receive proceeds from the exercise of warrants held by the selling stockholders if they opt to pay the exercise price in cash rather than executing a cashless exercise. Any net proceeds that we receive from the exercise of warrants will be used for general corporate purposes, including working capital for our business.

Risk factors
The purchase of our common stock involves a high degree of risk, including the risk that the Company may not be able to continue as a going concern. You should carefully review and consider "Risk Factors" beginning on page 6.

OTC Bulletin Board Trading Symbol	"PCMC"

Our selected financial data, set forth below, should be read in conjunction with our "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2004, incorporated by reference into this prospectus. All share and per share amounts have been restated to reflect the one for thirty reverse stock split effective July 19, 2004.

STATEMENT OF OPERATIONS DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	2004	2003 (2)	2002 (3)	2001(4)	2000(5) (6)

Sales	$24,175	$20,841	$29,686	$73,236	$183,606
Cost of sales	18,720	20,604	30,777	94,890	160,965
Gross profit (loss)	5,455	237	(1,091)	(21,654)	22,641
Operating expenses:
Research and development	4,976	6,099	12,745	19,800	20,241
Selling and marketing	6,772	3,557	6,621	7,636	11,371
General and administrative	4,552	5,607	10,750	26,070	18,181
Goodwill impairment / amortization	--	--	11,409	8,034	19,550
Restructuring and other charges	--	3,712	--	--	--
Total operating expenses	16,300	18,975	41,525	61,540	69,343
Income (loss) from operations	(10,845)	(18,733)	(42,616)	(83,194)	(46,702)
Interest expense	(687)	(2,249)	(2,457)	(1,946)	(4,629)
Gain on sale of a subsidiary(8)	--	--	--	9,814	--
Gain on redemption of notes	--	6,499	1,393	--	1,890
Other income (expense), net	8,252	3,739	(1,312)	(619)	(3,736)
Income (loss) from continuing operations before income taxes, and cumulative effect of change in accounting principle	(3,280)	(10,749)	(44,992)	(75,945)	(53,177)
Provision (benefit) for income taxes	--	--	(470)	(618)	10,917
Loss from continuing operations before cumulative effect of change in accounting principle	(3,280)	(10,749)	(44,522)	(75,327)	(64,094)
Discontinued operations(9):
Loss from operations	(40)	(581)	(4,284)	(211)	(4,321)
Loss on disposal	--	(1,556)	--	--	--
	(3,320)	(12,886)	(48,806)	(75,538)	(68,415)
Cumulative effect of change in accounting principle(3)	--	--	(5,500)	--	(1,534)
Net loss	(3,320)	(12,886)	(54,306)	(75,538)	(69,949)
Preferred Stock accretions	(2,392)	(1,521)	--	--	--
Preferred Stock dividends	(156)	--	--	--	--
Net loss attributable to Common Stockholders	$(5,868)	$(14,407)	$(54,306)	$(75,538)	$(69,949)

Basic income (loss) from Continuing Operations (1)(10)	$(.56)	$(6.80)	$(52.28)	$(136.54)	$(123.15)
Diluted income (loss) from Continuing Operations (1)(10)	$(.56)	$(6.80)	$(52.28)	$(136.54)	$(123.15)
Basic net loss applicable to Common Stockholders (1)(10)	$(.56)	$(7.98)	$(63.77)	$(136.92)	$(134.40)
Diluted net loss applicable to Common Stockholders (1)(10)	$(.56)	$(7.98)	$(63.77)	$(136.92)	$(134.40)

BALANCE SHEET DATA (IN THOUSANDS)

	2004	2003	2002 (3)	2001 (4)	2000 (5)(6)

Cash and cash equivalents	$2,280	$6,185	$1,616	$7,103	$27,541
Working capital	1,283	(2,075)	(2,356)	(10,185)	76,823
Total assets	25,423	34,565	35,723	92,234	216,219
Long-term debt	0	0	24,488	769	30,290
Mandatory redeemable referred Stock	6,106	4,231	--	--	--
Mandatory Redeemable Common Stock Warrants	--	--	--	--	--
Accumulated deficit	(368,885)	(363,174)	(348,766)	(294,460)	(218,922)
Stockholders' equity (deficit)	7,508	$9,753	$(15,350)	$24,256	$95,247

(1) See Note 10 of Notes to Consolidated Financial Statements for an explanation of the method used to determine share and per share amounts.

(2) In 2003, we recorded charges to cost of sales of approximately $3.4 million related to excess and obsolete inventory, offset by credits of $1.8 million related to write-back of accounts payable and purchase commitment liabilities arising from vendor settlements.

(3) In 2002, we recorded charges of approximately $5.8 million related to excess and obsolete inventory and a write-down of goodwill carrying value relating to services business of $16.9 million.

(4) In 2001, we recorded charges of approximately $30 million related to excess inventory and inventory purchase commitments, $5.8 million related to a write-down of goodwill and other intangibles, and a $11.6 million increase in bad debt expense related to a customer bankruptcy.

(5) We recorded a non-cash charge of approximately $1.5 million on January 1, 2000 to account for the cumulative effect of the accounting change made to comply with SAB 101. See Note 2 of Notes to Consolidated Financial Statements.

(6) In 2000, we recorded charges of approximately $21.7 million related to excess inventory and inventory purchase commitments, $15.0 million related to a write-down of goodwill, and a $9.9 million increase in the valuation allowance against the carrying value of deferred tax assets.

(8) The gain on disposal in 2001 was from the sale of RT Masts in February 2001.

(9) The Company discontinued its services business unit, P-Com Network Services in the first quarter of 2003, and accordingly reported its results on one line as a discontinued operations.

(10) The per share numbers have been adjusted to reflect the one for thirty reverse stock split effective July 19, 2004.

CERTAIN RISK FACTORS AFFECTING P-COM

An investment in our Common Stock is subject to many risks. You should carefully consider the risks described below, together with all of the other information included in this Prospectus, including the financial statements and the related notes, before you decide whether to invest in our Common Stock. Our business, operating results and financial condition could be harmed by any of the following risks. The trading price of our Common Stock could decline due to any of these risks, and you could lose all or part of your investment.

RISKS RELATED TO P-COM'S FINANCIAL CONDITION AND OPERATIONS

WE NEED ADDITIONAL FINANCING.

Our core business product sales are still significantly below levels necessary to achieve positive cash flow, and are anticipated to decline significantly as a result of the execution of the Restructuring Plan. From inception to December 31, 2004, our aggregate net loss is approximately $368 million. Our cash position has declined to $1.2 million at March 31, 2005. We had negative working capital of $6.2 million as of March 31, 2005. In November 2004, we obtained a commitment for an additional $5.0 million in debt financing (the "Debenture Facility"), and have borrowed $4.5 million as of May 5, 2005 under the Debenture Facility. To continue as a going concern, we will be required to secure additional debt or equity capital. To address our liquidity requirements, we are aggressively reducing expenses in connection with the implementation of our Restructuring Plan. We also currently plan to raise additional equity and/or debt capital prior to the end of the third quarter of 2005. No assurances can be given that we will be successful in our Restructuring Plan, or in our attempts to raise additional debt or equity financing.

OUR CURRENT BUSINESS AND FINANCIAL CONDITION RAISE DOUBTS ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Our independent accountants' opinion on our 2004 consolidated financial statements includes an explanatory paragraph indicating substantial doubt about our ability to continue as a going concern. The financial statements incorporated in this prospectus by reference have been prepared assuming that we will continue as a going concern. The financial statements do not include adjustments that might result if we were required to cease operations. These adjustments would include, among other things, a write-down in the value of our assets from book value to liquidation value. To continue as a going concern, we will have to significantly increase our sales, and we may be required to raise additional equity and/or debt financing. We may not accomplish these tasks. If we are unable to raise additional debt or equity financing, we may not be unable to continue as a going concern.

OUR PROSPECTS FOR OBTAINING ADDITIONAL FINANCING ARE UNCERTAIN AND FAILURE TO OBTAIN NEEDED FINANCING MAY AFFECT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

In the event we are unable to raise additional debt or equity financing, or otherwise improve our liquidity position, we will not be able to continue as a going concern. Our future capital requirements will depend upon many factors, including the success of our Restructuring Plan, the continuation of our RMA Business, development costs of new products and related software, potential acquisition opportunities, maintenance of adequate manufacturing facilities and contract manufacturing agreements, progress of research and development efforts, expansion of marketing and sales efforts, and status of competitive products. Additional financing may not be available in the future on acceptable terms or at all. Our history of substantial operating losses could also severely limit our ability to raise additional financing.

WE MAY NOT BE ABLE TO REPAY OUR EXISTING DEBT AND ANY REPAYMENT OF OUR DEBT WITH SHARES OR BY RAISING ADDITIONAL FUNDS MAY RESULT IN SIGNIFICANT DILUTION TO OUR STOCKHOLDERS.

At March 31, 2005, we owed, excluding accrued but unpaid interest, an aggregate amount of $4.15 million to SDS Capital Group SPC, Ltd ("SDS"), and it is anticipated that such indebtedness will increase to $5.0 million prior to the end of the second quarter of 2005. Interest accrues on such debt at an annual interest rate of 7%, increasing to 8% on July 1, 2005 and 10% on April 1, 2006 through the maturity date of the loan, December 31, 2006. If we are unable to generate sufficient cash flow from our operations, secure funds from the capital markets or lenders or restructure our debt to SDS, we will not be able to continue as a going concern.

We may make the principal and interest payments under our Debenture Facility in either shares of our common stock, cash or a combination of both. The number of shares of ccommon stock that may be used to pay the quarterly installments is capped at 6,000,000 shares of common stock. We currently do not have enough cash to make the required payments under the Debenture Facility and anticipate making the vast majority if not all of the payments in shares of our common stock. In addition, given the recent price for our common stock, if we make the required amortization payments on the Debenture Financing using our common stock, or raise additional funds by issuing equity securities, additional significant dilution to our stockholders will result.

WE MAY NOT BE ABLE TO REPAY THE DEBENTURE FACILITY INSTALLMENT PAYMENTS IN SHARES OF OUR COMMON STOCK.

Under our Debenture Facility, we may not issue shares of common stock to make the quarterly installment payments if the issuance of such shares would result in SDS beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act) more than 9.9% of all of the common stock outstanding at such time. SDS may waive this ownership blocker but it is not obligated to do so. In the event that we are prevented from making an installment payment in shares of common stock due to the ownership blocker and SDS does not waive compliance with this provision, then we may be required to issue preferred stock, or default on our payment obligations under the Debenture Facility. Also, the terms of the Debenture Facility limit the number of shares of common stock that we may issue as quarterly installment payments to 6,000,000 shares. If we make the required payments in shares of common stock, given the Company's current stock price, we will exceed the share cap. In such event, if SDS does not waive the share cap, then we may default on our payment obligations under the Debenture Facility.

AS A RESULT OF THE RESTRUCTURING PLAN, OUR REVENUE WILL DECREASE SUBSTANTIALLY.

As a result of the Restructuring Plan, our revenue is anticipated to decrease substantially. While we believe that a consequence of the Restructuring Plan will be to ultimately return P-Com to profitability, no assurances can be given that we will achieve the objectives of the Restructuring Plan, or that the sales in our remaining product lines can sufficiently increase to allow us to achieve positive cash flow from operations. Until sales levels in our remaining product lines can sufficiently increase, our business, financial condition and results of operations will continue to be adversely affected.

WE RELY ON A LIMITED NUMBER OF CUSTOMERS FOR A MATERIAL PORTION OF OUR SALES. THE LOSS OF OR REDUCTION IN SALES TO ANY OF OUR CUSTOMERS COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATION.

For the quarter ended March 31, 2005, sales to our top four customers accounted for 56% of total sales. We expect that a limited number of customers will continue to account for a significant portion of our sales for the foreseeable future. The loss of any one of these customers would have an immediate and material adverse effect on our sales. If we are unsuccessful in obtaining significant new customers or if one of our top customers or several small customers cancel or delay their orders for our products, then our business and prospects could be harmed which may cause the price of our common stock to decline. Our customer concentration also results in concentration of credit risk. As of March 31, 2005, five customers accounted for 84% of our total accounts receivable balances. If any one of these customers is unable to fulfill its payment obligations to us, our revenue could decline significantly.

AS A RESULT OF THE RESTRUCTURING PLAN, WE ARE SUBSTANTIALLY DEPENDENT ON THE SALE OF REFURBISHED LICENSED PRODUCTS, AND A REDUCTION IN SUCH SALES WILL MATERIALLY HARM P-COM'S RESULTS OF OPERATIONS.

For the year ended December 31, 2004, and for the quarter ended March 31, 2005, sales of refurbished licensed products was $1.3 million and $3.5 million, or 52% and 51% of total sales, respectively. As a percentage of total sales and total sales of licensed products, sales of refurbished licensed products will substantially increase in 2005 relative to 2004 as a result of the substantial decrease in sales of new licensed products anticipated in 2005 as a result of the Restructuring Plan. Total sales of refurbished licensed products will decline over time as our customers replace existing radios with new product, rather than send them to us for continued repair and maintenance. In addition, our customers may elect to source refurbished licensed products from third parties rather than us, as was the case in the fourth quarter of 2004 when one of our customers elected to contract with a third party for its refurbished licensed product requirements. Although we were ultimately able to recapture that customer's business, no assurances can be given that we will not lose customers in the future, or that customers will not elect to purchase new licensed products rather than send them to us for repair and maintenance. In the event of a reduction in the sale of refurbished licensed products, our results of operations will be materially harmed.

OUR OPERATING RESULTS IN THE PAST ARE NOT ANTICIPATED TO REFLECT OUR OPERATING RESULTS IN THE FUTURE, WHICH MAKES OUR RESULTS OF OPERATIONS DIFFICULT TO PREDICT.

As a result of Restructuring Plan, our future operating results will vary significantly from our past operating results. Factors that will significantly affect our operating results include the following:

o the divesture of certain licensed product lines, that in the year ended December 31, 2004, and quarter ended March 31, 2005, contributed approximately $10.2 million and $.2 million in revenue to P-Com, respectively;

o the increased reliance on our RMA Business, that in the year ended December 31, 2004, and quarter ended March 31, 2005, contributed approximately $11.2 million and $1.3 million in revenue to P-Com, respectively; and

o the increased reliance on the sale of unlicensed radio products, that in the year ended December 31, 2004, and quarter ended March 31, 2005, contributed approximately $2.8 million and $.8 million in revenue to P-Com, respectively.

As we execute our Restructuring Plan, these factors will cause our operating expenses to be disproportionately high or our gross revenues to be substantially lower in future periods.

P-COM FACES SUBSTANTIAL COMPETITION AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

We face intense competition worldwide from a number of leading telecommunications equipment and technology suppliers. These companies offer a variety of competitive products and services. These companies include Alcatel Network Systems, Alvarion, Stratex Networks, Ceragon, Ericsson Limited, Harris Corporation-Farinon Division, NEC, Sagem, Nortel, Nokia Telecommunications, SIAE, Siemens, and Proxim. Many of these companies have greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than P-Com. We face actual and potential competition not only from these established companies, but also from start-up companies that are developing and marketing new commercial products and services. Some of our current and prospective customers and partners have developed, are currently developing or could manufacture products competitive with our products.

The principal elements of competition in our market and the basis upon which customers may select our systems include price, performance, software functionality, perceived ability to continue to be able to meet delivery requirements, and customer service and support. Recently, certain competitors have announced the introduction of new competitive products, including related software tools and services, and the acquisition of other competitors and competitive technologies. We expect competitors to continue to improve the performance and lower the price of their current products and services and to introduce new products and services or new technologies that provide added functionality and other features. New product and service offerings and enhancements by our competitors could cause a decline in our sales or loss of market acceptance of our systems. New offerings could also make our systems, services or technologies obsolete or non-competitive. In addition, we are experiencing significant price competition and we expect that competition will intensify.

P-COM'S OPERATING RESULTS HAVE BEEN ADVERSELY AFFECTED BY DETERIORATING GROSS MARGINS AND SALES VOLUMES.

The intense competition for our licensed products has resulted in a continued reduction in average selling prices. These reductions have not been offset by a corresponding decrease in cost of goods sold, resulting in deteriorating gross margins in some of our product lines. These deteriorating gross margins will continue in the short term. Reasons for the decline include the maturation of the systems, the effect of volume price discounts in existing and future contracts, the intensification of competition, and the recent decrease in sales volumes.

If we cannot significantly reduce costs, develop new products in a timely manner or in the event we fail to achieve increased sales of new products at a higher average selling price, then we will be unable to offset declining average selling prices in many of our product lines. If we are unable to offset declining average selling prices, or achieve corresponding decreases in manufacturing operating expenses, our gross margins will continue to decline.

P-COM DOES NOT HAVE THE CUSTOMER BASE OR OTHER RESOURCES OF MORE ESTABLISHED COMPANIES, WHICH MAKES IT DIFFICULT FOR IT TO ADDRESS THE LIQUIDITY AND OTHER CHALLENGES IT FACES.

Although we have installed and have in operation over 150,000 radio units globally, we have not developed a large installed base of our equipment or the kind of close relationships with a broad base of customers of a type enjoyed by larger, more developed companies, which would provide a base of financial performance from which to launch strategic initiatives and withstand business reversals. In addition, we have not built up the level of capital often enjoyed by more established companies, so from time to time, it faces serious challenges in financing its continued operations. We may not be able to successfully address these risks.

WE RELY ON THIRD PARTY MANUFACTURERS AND SUPPLIERS AND ANY FAILURE OF OR INTERRUPTION IN THE MANUFACTURING, SERVICES OR PRODUCTS PROVIDED BY THESE THIRD PARTIES COULD HARM OUR BUSINESS.

We rely on third-party manufacturers for the manufacturing, repair and maintenance of a substantial portion of our products. We have limited internal manufacturing, repair and maintenance capacity, which may not be sufficient to fulfill customers' requirements. Our contract service providers may not be able to react to our demands on a timely basis. In addition, certain components and subassemblies necessary for the manufacture of our systems are obtained from a sole supplier or a limited group of suppliers.

Our reliance on third-party manufacturers, service providers and suppliers involves risks. From time to time, we have experienced an inability to obtain, or to receive in a timely manner, an adequate supply of finished products and required components and subassemblies. This inability has been due to a variety of factors, including, in some cases, our financial condition. As a result of our reliance on these third parties, we have reduced control over the price, timely delivery, reliability and quality of finished products, components and subassemblies. Any failure by us, or our contract manufacturers to repair, maintain, manufacture, assemble and ship systems and meet customer demands on a timely and cost-effective basis could damage relationships with customers and have a material adverse effect on our business, financial condition and results of operations.

P-COM'S BUSINESS DEPENDS ON THE ACCEPTANCE OF ITS PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THE MARKET WILL ACCEPT AND DEMAND ITS PRODUCTS AND SERVICES AT LEVELS NECESSARY FOR SUCCESS.

Our future operating results depend upon the continued growth and increased availability and acceptance of our products in the U.S. and internationally. The volume and variety of wireless telecommunications services or the markets for and acceptance of the services may not continue to grow as expected. The growth of these services may also fail to create anticipated demand for our systems. Predicting which segments of these markets will develop and at what rate these markets will grow is difficult.

DUE TO OUR INTERNATIONAL SALES AND OPERATIONS, WE ARE EXPOSED TO BUSINESS, POLITICAL, REGULATORY, OPERATIONAL, FINANCIAL AND ECONOMIC RISKS, ANY OF WHICH COULD INCREASE OUR COSTS AND HINDER OUR GROWTH.

As a result of our current heavy dependence on international markets, especially in the United Kingdom, the European continent, the Middle East, China, and Latin America, we face business, political, regulatory, operational, financial and economic risks that are often more volatile than those commonly experienced in the United States. Approximately 92% and 89% of our sales in the year ended December 31, 2003 and December 31, 2004, respectively, were made to customers located outside of the United States.

Due to political and economic instability in new markets, economic, political and foreign currency fluctuations may be even more volatile than conditions in developed countries. Countries in the Asia/Pacific, African, and Latin American regions have in recent years experienced weaknesses in their currency, banking and equity markets. These weaknesses have adversely affected and could continue to adversely affect demand for our products.

WE FACE RISKS ASSOCIATED WITH CURRENCY EXCHANGE RATE FLUCTUATIONS.

Approximately 89% and 92% of our sales in the year ended December 31, 2004 and the quarter ended March 31, 2005 were made to customers located outside of the United States and a larger portion of our revenues is denominated in foreign currencies. Historically, our international sales have been denominated in British pounds sterling, Euros or United States dollars. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the U.S. dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency translation gains and losses. For example, a decrease in the value of British pounds or Euros relative to United States dollars, if not hedged, will result in an exchange loss for us if we have Euro or British pounds sterling denominated sales. Conversely, an increase in the value of Euro and British pounds sterling will result in increased margins for us on Euro or British pounds sterling denominated sales as our functional currency is in United States dollars. For international sales that we would require to be United States dollar-denominated, such a decrease in the value of foreign currencies could make our systems less price-competitive if competitors choose to price in other currencies and could adversely affect our financial condition. We fund our Italian subsidiary's operating expenses, which are denominated in Euros. Historically, we have not engaged in exchange rate-hedging activities. Although we may implement hedging strategies to mitigate this risk, these strategies may not eliminate our exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategy and potential accounting implications.

GOVERNMENTAL REGULATIONS AFFECTING MARKETS IN WHICH P-COM COMPETES COULD ADVERSELY AFFECT ITS BUSINESS AND RESULTS OF OPERATIONS.

Radio communications are extensively regulated by the United States and foreign governments as well as by international treaties. P-Com's systems must conform to a variety of domestic and international requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Historically, in many developed countries, the limited availability of radio frequency spectrum has inhibited the growth of wireless telecommunications networks. Each country's regulatory process differs. To operate in a jurisdiction, P-Com must obtain regulatory approval for its systems and comply with differing regulations.

Regulatory bodies worldwide continue to adopt new standards for wireless telecommunications products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installment of communications systems by P-Com's customers and P-Com. The failure to comply with current or future regulations or changes in the interpretation of existing regulations could result in the suspension or cessation of operations. Those regulations or changes in interpretation could require P-Com to modify its products and services and incur substantial costs in order to comply with the regulations and changes.

In addition, P-Com is also affected by domestic and international authorities' regulation of the allocation and auction of the radio frequency spectra. Equipment to support new systems and services can be marketed only if permitted by governmental regulations and if suitable frequency allocations are auctioned to service providers. Establishing new regulations and obtaining frequency allocation at auction is a complex and lengthy process. If PCS operators and others are delayed in deploying new systems and services, P-Com could experience delays in orders. Similarly, failure by regulatory authorities to allocate suitable frequency spectrum could have a material adverse effect on P-Com's results. In addition, delays in the radio frequency spectra auction process in the United States could delay P-Com's ability to develop and market equipment to support new services. P-Com operates in a regulatory environment subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact P-Com's operations by restricting its development efforts and those of its customers, making current systems obsolete or increasing competition. Any such regulatory changes, including changes in the allocation of available spectra, could have a material adverse effect on P-Com's business, financial condition and results of operations. P-Com may also find it necessary or advisable to modify its systems and services to operate in compliance with these regulations. These modifications could be expensive and time-consuming.

P-COM MAY ENTER INTO AGREEMENTS TO MERGE OR CONSOLIDATE WITH OTHER COMPANIES, AND IT MAY INCUR SIGNIFICANT COSTS IN THE PROCESS, WHETHER OR NOT THESE TRANSACTIONS ARE COMPLETED.

P-Com is currently evaluating options to consolidate, seek a strategic partner or engage in some other corporate transaction intended to increase stockholder value, any of which could be material to our business, operating results and financial condition. Corporate transactions, including mergers and acquisitions, are risky, are subject to a lengthy process to close and could divert management's time and focus from operating our business. P-Com may not be able to close any strategic transaction on the timetable it anticipates, if at all. If P-Com is unable to complete a corporate transaction, P-Com will incur significant non-recoverable expenses that may have a material adverse effect on P-Com's financial position. If a transaction is completed, it could result in unanticipated operating difficulties and expense and the anticipated benefits of the transaction may not materialize.

OUR BUSINESS AND GROWTH MAY SUFFER IF WE ARE UNABLE TO HIRE AND RETAIN KEY PERSONNEL WHO ARE IN HIGH DEMAND.

We depend on the continued contributions of our senior management and other key personnel, including Daniel W. Rumsey, the Chief Restructuring Officer, and Don Meiners, the Company's President. The loss of the services of any of either of these executives, or any of our key personnel could harm our business. We do not maintain key person life insurance policies on any of our executive officers. Competition for senior management in our industry is intense and we may not be able to retain our senior management or attract and retain new personnel in the future. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key personnel. Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance and marketing personnel. Qualified individuals are in high demand, and we may incur significant costs to attract them. If we are unable to attract or retain the personnel we need to succeed, our business may suffer.

THIRD PARTIES MAY SUE US FOR INTELLECTUAL PROPERTY INFRINGEMENT THAT, IF SUCCESSFUL, COULD REQUIRE US TO PAY SIGNIFICANT DAMAGE AWARDS OR LICENSING FEES.

We cannot be certain that we do not and will not infringe the intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business and third parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property. Any intellectual property claims, whether or not meritorious, could result in costly litigation and could divert management resources and attention. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all), pay damages or limit or curtail our product or service offerings. Moreover, we may need to redesign some of our products to avoid future infringement liability. Any of the foregoing could prevent us from competing effectively and harm our business and results of operations.

IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES, WE COULD LOSE CUSTOMERS AND OUR SALES MAY DECLINE.

The telecommunications equipment industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. The introduction of new products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete and unmarketable or require unanticipated investments in technology. Our future success will depend on our ability to internally develop, source or license leading technologies to enhance our existing products and services, to develop new products and services that address the changing demands of our customers, and to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new products and services. Any new products, services or enhancement that we develop will need to meet the requirements of our current and prospective customers and may not achieve significant market acceptance.

RISK RELATING TO CAPITAL MARKETS AND P-COM COMMON STOCK

THE NASDAQ SMALL CAP MARKET HAS DELISTED OUR STOCK AND OUR COMMON STOCK IS DEEMED TO BE "PENNY STOCK," WHICH MAY SEVERELY LIMIT THE ABILITY OF STOCKHOLDERS TO SELL OUR COMMON STOCK.

NASDAQ moved our stock listing from the NASDAQ National Market to the NASDAQ Small Cap Market effective August 27, 2002 due to our failure to meet certain listing requirements, including a minimum bid price of $1.00 per share. We subsequently failed to meet certain NASDAQ Small Cap Market quantitative listing standards, including a minimum $1.00 per share bid price requirement, and the NASDAQ Listing Qualifications Panel determined that our stock would no longer be listed on the NASDAQ Small Cap Market. Effective March 10, 2003, our Common Stock commenced trading electronically on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. This move could result in a less liquid market available for existing and potential stockholders to trade shares of our Common Stock and could ultimately further depress the trading price of our Common Stock.

Our Common Stock is subject to the Securities Exchange Commission's "penny stock" regulation. For transactions covered by this regulation, broker-dealers must make a special suitability determination for the purchase of the securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, the rules generally require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer is also subject to additional sales practice requirements. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell the company's Common Stock and may affect the ability of holders to sell the Common Stock in the secondary market, and the price at which a holder can sell the Common Stock.

OUR STOCK PRICE HAS BEEN VOLATILE AND HAS EXPERIENCED SIGNIFICANT DECLINE, AND MAY CONTINUE TO BE VOLATILE AND DECLINE.

Our common stock currently trades sporadically on the OTC Bulletin Board. The market for our common stock may continue to be an inactive market, and the market price of our common stock may experience significant volatility. In recent years, the stock market in general, and the market for shares of small capitalization technology stocks in particular, have experienced extreme price fluctuations. These fluctuations have often negatively affected small cap companies such as ours, and may impact our ability to raise equity capital in periods of liquidity crunch. Companies with liquidity problems also often experience downward stock price volatility. We believe that factors such as announcements of developments related to our business (including any financings or any resolution of liabilities), announcements of technological innovations or new products or enhancements by us or our competitors, developments in the emerging countries' economies, sales by competitors, sales of significant volumes of our Common Stock into the public market, developments in our relationships with customers, partners, lenders, distributors and suppliers, shortfalls or changes in revenues, gross margins, earnings or losses or other financial results that differ from analysts' expectations, regulatory developments, fluctuations in results of operations could and have caused the price of our Common Stock to fluctuate widely and decline over the past two years. The market price of our Common Stock may continue to decline, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to our performance, and our stockholders may not be able to resell shares of our Common Stock at or above the price paid for those shares.

ISSUING SECURITIES AS A MEANS OF RAISING CAPITAL AND THE FUTURE SALES OF THESE SECURITIES IN THE PUBLIC MARKET COULD LOWER P-COM'S STOCK PRICE AND ADVERSELY AFFECT ITS ABILITY TO RAISE ADDITIONAL CAPITAL IN SUBSEQUENT FINANCINGS.

P-Com has traditionally relied on debt and equity financings to meet its working capital needs including the issuances of Series B Convertible Preferred Stock in August 2003 and Series C Convertible Preferred Stock in October and December 2003. In addition, as a result of borrowings under the Debenture Facility, P-Com anticipates issuing up to an additional 6.0 million shares of Common Stock in connection with the scheduled amortization payments. When the shares of Common Stock that are issuable upon conversion of our preferred stock, or paid in connection with required amortization payments, are subsequently sold in the public market, the trading price of P-Com Common Stock may be negatively affected. As of December 31, 2004, the last reported sale price of P-Com common stock was $0.44. Future sales of P-Com's Common Stock or the perception that future sales will occur could have a significant negative effect on the market price of P-Com's Common Stock. If the market price of P-Com Common Stock continues to decrease, P-Com may not be able to conduct additional financings in the future on acceptable terms or at all, and its ability to raise additional capital will be significantly limited.

In March, May and July 2003, P-Com issued warrants to purchase approximately 293,333 shares of its Common Stock. In August 2003, P-Com's remaining 7% Convertible Subordinated Notes due 2005 were converted into approximately one million shares of Series B Convertible Preferred Stock, of which approximately 891,594 shares were converted into approximately 3.1 million shares of Common Stock in December 2003. The remaining outstanding shares of Series B Convertible Preferred Stock are convertible into approximately 381,916 shares of P-Com Common Stock.

In October and December 2003, P-Com issued approximately 10,000 shares of Series C Convertible Preferred Stock together with warrants to purchase approximately 4.64 million shares of Common Stock. These shares of Series C Convertible Preferred Stock are convertible into approximately 5.8 million shares of Common Stock. In December 2003, P-Com issued 2,000 shares of Series D Convertible Preferred Stock, which, in turn, are convertible into approximately 444,444 million shares of Common Stock. The conversion or exercise of these securities will result in substantial dilution to P-Com's existing stockholders.

In December 2003, P-Com also issued 2,116,667 shares of its Common Stock in connection with the SPEEDCOM Acquisition. This issuance resulted in substantial dilution to P-Com's existing stockholders. P-Com may issue additional shares of common stock in the future, which would further dilute its stockholders.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have international sales and facilities and are, therefore, subject to foreign currency rate exposure. Historically, our international sales have been denominated in British pounds sterling, Euro and U.S. dollars. The functional currencies of our wholly-owned foreign subsidiaries are the local currencies. Assets and liabilities of these subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are recorded in stockholders' equity. Foreign exchange transaction gains and losses are included in the results of operations, and were not material for all periods presented. Based on our overall currency rate exposure at March 31, 2005, a near-term 10% appreciation or depreciation of the U.S. dollar would have an insignificant effect on our financial position, results of operations and cash flows over the next fiscal year. We do not use derivative financial instruments for speculative or trading purposes.

ITEM 4. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. As of the end of the quarter ended March 31, 2005, the Company's management, including its chief restructuring officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, the Company's chief restructuring officer concluded that the Company's disclosure controls and procedures were effective as of March 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in internal control over financial reporting. There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. If and when our outstanding convertible preferred stock is converted by the selling stockholders into shares of our common stock, we will not receive any proceeds from the conversion. If and when the warrants are exercised by the selling stockholders for shares of our common stock, we will receive the proceeds from the exercise of those warrants, but only to the extent that the exercise price of the warrants is paid in cash. The warrants held by the selling stockholders may be exercised through a cashless exercise, in which event, we will not receive any proceeds from the exercise. If these warrants are exercised and the exercise price is paid in cash, we will receive net proceeds of approximately $1.2 million, which we will use for general corporate purposes, including working capital for our business.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders and the number of shares of common stock being registered for sale as of the date of this prospectus and sets forth the number of shares of common stock known by us to be beneficially owned by the selling stockholders. The following table assumes that each selling stockholder will sell all of the shares of common stock being offered by this prospectus for its account. However, we are unable to determine the exact number of shares that will actually be sold. The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders. This information is based upon information provided by the selling stockholders, and is not necessarily indicative of beneficial ownership for any other purpose. The number of shares of common stock beneficially owned by the selling stockholders is determined in accordance with the rules of the Securities and Exchange Commission.

For some of the selling stockholders, the number of shares of common stock being sold in the offering will be greater than the number of shares of common stock beneficially owned prior to the offering. This is due to a limitation on the number of shares of common stock that these selling stockholders can hold at any given time. Under the terms of our convertible preferred stock and some of our warrants, no holder of these securities may convert or exercise these securities into shares of our common stock, and we may not issue shares of our common stock to any of these holders, if the conversion or exercise would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 4.99% or 9.999%, as the case may be, of our outstanding common stock. Due to this limitation, some of the selling stockholders do not beneficially own all of the shares of common stock that are issuable upon conversion of their convertible preferred stock or upon exercise of some of their warrants. However, regardless of this limitation, we are obligated to register the resale of all of the shares of common stock that are issuable upon conversion or exercise of these securities. Consequently, some of the selling stockholders are shown in the table below as selling a greater number of shares of common stock than they beneficially own.

Except with respect to George Roberts, our Chairman of the Board, Sam Smookler, our former Chief Executive Officer, two of our directors, Fred Fromm and R. Craig Roos, and one former director, Brian Josling, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our securities.

The term "selling stockholder" includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. The percent of beneficial ownership for each selling stockholder is based on 11,810,280 shares of common stock outstanding as of January 10, 2005. Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days of January 10, 2005, are considered outstanding and beneficially owned by the selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING		SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING
NAME OF SELLING STOCKHOLDER	NUMBER (2)%		COMMON STOCK	UPON CONVERSION OF SERIES C PREFERRED STOCK (2)(3)	UPON EXERCISE OF C WARRANTS (2)(3)

North Sound Legacy Fund LLC(5)(6)	1,621,031	13.73%	78,733	62,147	--
North Sound Legacy Institutional Fund LLC (5)(6)	1,621,031	13.73%	708,875	573,990	--
North Sound Legacy International Ltd. (5)(6)	1,621,031	13.73%	833,423	724,197	--
SDS Capital Group SPC, Ltd.	1,274,548	9.98%	319,548	155,000	--
CGA Resources LLC	338,319	2.86%	338,319	--	--
SF Capital Partners	464,166	3.86%	259,998	204,168	--
Alpha Capital	336,666	2.79%	91,665	136,112	108,889
Crestview Capital Fund II LP	313,099	2.61%	124,799	148,167	40,133
Castle Creek Technology Partners LLC	301,350	2.49%	--	167,417	133,933
Cagan McAfee Capital Partners	253,333	2.10%	--	--	133,333
Jerdan Enterprises	216,610	1.83%	216,610	--	--
Sam Eyde	185,666	1.56%	103,999	81,667	--
Agilent Financial Services, Inc.	178,571	1.49%	--	--	--
Samuel Smookler & Miriam Smookler	175,889	1.48%	9,167	13,611	10,889
Brian M. Herman	117,925	*	56,999	27,222	--
Bryan Family Partnership LLP II	116,123	*	33,333	45,994	36,795
Paul A. Kruger	96,831	*	23,331	40,834	32,667
Gamma Opportunity Capital Partners, LP	93,667	*	22,778	33,334	37,556
Charles P Strogen	92,833	*	52,000	40,834	--
Platinum Partners Arbitrage Fund LP	87,111	*	--	--	87,111
Julie L. Michel	86,166	*	45,332	40,834	--
HeliOss Communications, Inc.	80,000	*	80,000	--	--
George Roberts (8)	78,966	*	17,333	13,611	--
Michel Pokel	67,671	*	67,671	--	--
Allan Rothstein	49,000	*	--	27,222	21,778
Arnold E. Ditri	49,000	*	--	27,222	21,778
Bridges & Pipes LLC	67,333	*	18,333	27,222	21,778
Wardenclyffe Micro Cap Fund	67,333	*	18,333	27,222	21,778
Global eMedicine, Inc., MPPP	67,333	*	45,555	--	21,778
Bristol Investment Fund	66,669	*	--	66,669	--
RHP Master Fund LTD	66,122	*	66,122	--	--
Harry Falterbauer	65,334	*	24,500	40,834	--
Stuart Jacobson	64,027	*	64,027	--	--
Bullbear Capital Partners LLC	61,889	*	34,666	27,222	--

	SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING			SHARES BENEFICIALLY OWNED AFTER THE OFFERING(1)
UPON CONVERSION OF SERIES B OR
NAME OF SELLING STOCKHOLDER	UPON EXERCISE OF OTHER WARRANTS	SERIES D PREFERRED STOCK (2)(3)	PAYMENT OF DEBENTURE FACILITY	NUMBER	%

North Sound Legacy Fund LLC(5)(6)	--	48,741		--	*
North Sound Legacy Institutional Fund LLC (5)(6)	--	368,679		--	*
North Sound Legacy International Ltd. (5)(6)	--	408,940		--	*
SDS Capital Group SPC, Ltd. (4)	714,000	--	6,000,000	--	*
CGA Resources LLC	--	--		--	*
SF Capital Partners		--		--	--
Alpha Capital	--	--		--	*
Crestview Capital Fund II LP	--			--	*
Castle Creek Technology Partners LLC	--	--		--	*
Cagan McAfee Capital Partners	120,000	--			*
Jerdan Enterprises	--	--			*
Sam Eyde	--	--			*
Agilent Financial Services, Inc.	178,571			--	*
Vitel Ventures Corporation	--	--		--	*
Leviticus Partners LP	--	--		--	*
Samuel Smookler & Miriam Smookler (7)	86,667	--		--	*
Brian M. Herman	33,703	--		--	*
Bryan Family Partnership LLP II	2,000,000	--		--	*
Ellis International	--	--		--	*
Paul A. Kruger	--	--		--	*
Gamma Opportunity Capital Partners, LP	--	--		--	*
Charles P Strogen	--	--		--	*
Platinum Partners Arbitrage Fund LP	--	--		--	*
Julie L. Michel	--	--		--	*
HeliOss Communications, Inc. --	--	--		--	*
George Roberts (8)	--	--		--	*
Michel Pokel	--	--		--	*
Allan Rothstein	--	--		--	*
Arnold E. Ditri	--	--		--	*
Bridges & Pipes LLC	--	--		--	*
Wardenclyffe Micro Cap Fund	--	--		--	*
Global eMedicine, Inc., MPPP	--	--		--	*
Bristol Investment Fund	--	--		--	*
RHP Master Fund LTD	--	--		--	*
Harry Falterbauer	--	--		--	*
Stuart Jacobson	--	--		--	*
Bullbear Capital Partners LLC	--	--		--	*

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING		SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING
NAME OF SELLING STOCKHOLDER	NUMBER (2)%		COMMON STOCK	UPON CONVERSION OF SERIES C PREFERRED STOCK (2)(3)	UPON EXERCISE OF C WARRANTS (2)(3)

Capela Overseas LTD	61,889	*	34,666	27,222	--
John M. Somody	61,889	*	34,666	27,222	--
Ralph Rybaki	61,889	*	34,666	27,222	--
Richard & Beverly Mehrlich	61,888	*	61,888	--	--
Alfred J. Anzalone Family Limited Partnership	61,500	*	8,250	12,250	41,000
Spectra Capital Management LLC	60,000	*	--	33,333	26,667
First Mirage, Inc.	59,850	*	33,250	--	26,600
Frederic M. Bauthier	56,889	*	29,666	27,222	--
Eric T. Singer	56,213	*	10,519	15,619	12,495
Jules Nordlicht	54,445	*	--	--	54,445
Stonestreet LP	54,445	*	--	--	54,445
Joseph R. McCandless	50,500	*	34,167	--	16,333
Liviakis Financial Communications	50,000	*	50,000	--	--
George Manos	49,511	*	27,733	21,778	--
Dana Ennis	46,417	*	26,000	20,417	--
UMAI	45,455	*	45,455	--	--
Vitel Ventures Corporation	43,556	*	--	--	43,556
Carlos Belfiore	43,134	*	--	--	--
Al Pokel	41,606	*	41,606	--	--
Robert and Sandra Neborsky	41,458	*	27,030	14,428	--
Harry Rosen FBO Rosen Rosen Kreiling PA 401K PSP	40,400	*	11,000	16,333	13,067
Leviticus Partners LP	39,200	*	--	--	39,200
Fred & Delay Vallen	37,133	*	20,800	16,333	--
Robert W. Duggan	35,933	*	--	--	35,933
Ronald Shear	35,350	*	9,625	14,292	11,433
Scot A. Kane	34,039	*	19,067	14,972	--
Philip C. Bird	33,888	*	16,874	17,014	--
Charles Pradilla	33,667	*	9,167	13,611	10,889
Daryl Demsko	33,666	*	22,778	--	10,889
Robert Melnick	33,666	*	22,778	--	10,889
WEC Partners LLC	33,666	*	22,778	--	10,889
West End Convertible Fund LP	33,666	*	22,778	--	10,889
Whalehaven Fund Ltd.	32,667	*	--	--	32,667
Ellis International	32,667	*	--	--	32,667
James K. Lehman	31,660	*	31,660	--	--
Christopher P. Choma	30,944	*	17,333	13,611	--
Craig Roos (11)	30,944	*	17,333	13,611	--
David Wilstein and Susan Wilstein (12)	30,944	*	17,333	13,611	--
Don Zoltan	30,944	*	17,333	13,611	--
John O. Johnston	30,944	*	17,333	13,611	--
Doug Levine	30,944	*	30,944	--	--
Michael Rucker (13)	30,944	*	30,944	--	--
Jack Gilbert	30,944	*	30,944	--	--
Michael Liss	30,944	*	30,944	--	--

	SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING			SHARES BENEFICIALLY OWNED AFTER THE OFFERING(1)
NAME OF SELLING STOCKHOLDER	UPON EXERCISE OF OTHER WARRANTS	UPON CONVERSION OF SERIES B OR SERIES D PREFERRED STOCK (2)(3)	UPON PAYMENT OF DEBENTURE FACILITY (4)	NUMBER	%

Capela Overseas LTD	--	--		--	*
John M. Somody	--	--		--	*
Ralph Rybaki	--	--		--	*
Richard & Beverly Mehrlich	--	--		--	*
Alfred J. Anzalone Family Limited Partnership	--	--		--	*
Spectra Capital Management LLC	--	--		--	*
First Mirage, Inc.	--	--		--	*
Frederic M. Bauthier	--	--		--	*
Eric T. Singer	17,581	--		--	*
Jules Nordlicht	--	--		--	*
Stonestreet LP	--	--		--	*
Joseph R. McCandless	--	--		--	*
Liviakis Financial Communications	--	--		--	*
George Manos	--	--		--	*
Dana Ennis	--	--		--	*
Margaret Josling (9)	--	--		--	*
TKB Ventures Ltd. (Brian Josling) (9)	--	--		--	*
UMAI	--	--		--	*
Al Pokel	--	--		--	*
Robert and Sandra Neborsky	--	--		--	*
Fred Fromm (10)	--	--		--	*
Harry Rosen FBO Rosen Rosen Kreiling PA 401K PSP	--	--		--	*
Fred & Delay Vallen	--	--		--	*
Robert W. Duggan	--	--		--	*
Ronald Shear	--	--		--	*
Scot A. Kane	--	--		--	*
Philip C. Bird	--	--		--	*
Charles Bradley	--	--		--	*
Charles Pradilla	--	--		--	*
Justin Yue Tang	--	--		--	*
Daryl Demsko	--	--		--	*
David & Marilyn Balk JT WR0S	--	--		--	*
Jeffrey Schnipper	--	--		--	*
Mark Capital LLC	--	--		--	*
Richard Melnick	--	--		--	*
Robert Melnick	--	--		--	*
WEC Partners LLC	--	--		--	*
West End Convertible Fund LP	--	--		--	*
Strategic Partners Ltd.	--	--		--	*
Whalehaven Fund Ltd.	--	--		--	*
James K. Lehman	--	--		--	*
Christopher P. Choma	--	--		--	*
Craig Roos (11)	--	--		--	*
David Wilstein and Susan Wilstein (12)	--	--		--	*
Don Zoltan	--	--		--	*
John O. Johnston	--	--		--	*
Doug Levine	--	--		--	*
Michael Rucker (13)	--	--		--	*
Jack Gilbert	--	--		--	*
Michael Liss	--	--		--	*

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING		SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING
NAME OF SELLING STOCKHOLDER	NUMBER (2)%		COMMON STOCK	UPON CONVERSION OF SERIES C PREFERRED STOCK (2)(3)	UPON EXERCISE OF C WARRANTS (2)(3)

Michael P. Rucker	30,944	*	30,944	--	--
Philip R. Clark	30,944	*	30,944	--	--
Thomas Contino	30,944	*	30,944	--	--
Alan Ennis, Sandra Ennis	30,750	*	4,125	6,125	20,500
Ronald H. Wise	27,850	*	15,600	12,250	--
Peter & Janis Hillcoff	27,822	*	15,584	12,238	--
F. Berdon Defined Benefit Plan	27,332	*	10,999	16,333	--
Allen Solomon (14)	26,933	*	18,222	--	8,711
Matthew Balk	25,471	*	--	--	--
David Wiener (15)	24,756	*	13,867	10,889	--
Paul Blizman	24,756	*	13,867	10,889	--
Charles Bradley	24,500	*	--	13,611	10,889
Justin Yue Tang	24,500	*	--	13,611	10,889
Randy Tuggle	23,832	*	12,943	--	10,889
Allen Weiss	22,443	*	22,443	--	--
Gerald Ferro	21,778	*	8,167	13,611	--
Platinum Partners Global Macro Fund LP	21,778	*	--	--	21,778
Walter Kuharchik	21,778	*	8,167	13,611	--
Dennis & Cindy Pak	21,777	*	8,166	13,611	--
Rodd Friedman	21,000	*	11,667	--	9,333
Fred Fromm (10)	20,883	*	6,925	5,438	--
Brad Reifler	20,237	*	--	--	--
Hilary Bergman	20,237	*	--	--	--
Elaine Dines	20,200	*	13,667	--	6,533
Michael Loew	20,200	*	13,667	--	6,533
Rudolf Konegan	20,200	*	5,500	8,167	6,533
Greenwich Growth Fund LTD	20,055	*	9,167	--	10,889
Nathaniel Orme (IRA)	19,556	*	12,750	6,806	--
C/F Sean M. Callahan SEP/IRA	19,038	*	8,149	10,889	--
Dan Foley	18,900	*	10,500	--	8,400
Dana Bowler	18,567	*	10,400	8,167	--
Louis Cristan, Kathy Cristan	18,567	*	10,400	8,167	--
Thomas K. Beard	18,567	*	10,400	8,167	--
Nathaniel Orme	17,695	*	4,083	13,611	--
Riaz Don	17,448	*	17,448	--	--
James R and Diane R Fisher (16)	17,019	*	9,533	7,486	--
Scott C. Paston	5,444	*	--	--	5,444
Salvatore Ianuzzi, Bonita Ianuzzi	16,833	*	4,583	6,806	5,444
Gregg Sedun	16,823	*	4,581	6,802	5,441
Bruce Newberg (17)	16,667	*	16,667	--	--
Woodmont Investments Limited	16,667	*	16,667	--	--
Julius H. Roma (18)	15,944	*	10,500	--	5,444
Mark Collins	15,622	*	10,569	--	5,052
Andrew J. Dauro	15,473	*	15,473	--	--

	SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING			SHARES BENEFICIALLY OWNED AFTER THE OFFERING(1)
NAME OF SELLING STOCKHOLDER	UPON EXERCISE OF OTHER WARRANTS	UPON CONVERSION OF SERIES B OR SERIES D PREFERRED STOCK (2)(3)	UPON PAYMENT OF DEBENTURE FACILITY (4)	NUMBER	%

Michael P. Rucker	--	--	--	*
Philip R. Clark	--	--	--	*
Thomas Contino	--	--	--	*
Alan Ennis, Sandra Ennis	--	--	--	*
Ronald H. Wise	--	--	--	*
Peter & Janis Hillcoff	--	--	--	*
F. Berdon Defined Benefit Plan	--	--	--	*
Allen Solomon (14)	--	--	--	*
Matthew Balk	25,471	--	--	*
David Wiener (15)	--	--	--	*
Paul Blizman	--	--	--	*
Randy Tuggle	--	--	--	*
Allen Weiss	--	--	--	*
Gerald Ferro	--	--	--	*
Platinum Partners Global Macro Fund LP	--	--	--	*
Walter Kuharchik	--	--	--	*
Dennis & Cindy Pak	--	--	--	*
Rodd Friedman	--	--	--	*
Brad Reifler	20,237	--	--	*
Hilary Bergman	20,237	--	--	*
Elaine Dines	--	--	--	*
Michael Loew	--	--	--	*
Rudolf Konegan	--	--	--	*
Greenwich Growth Fund LTD	--	--	--	*
Nathaniel Orme (IRA)	--	--	--	*
Hudson Valley Capital Management	--	--	--	*
C/F Sean M. Callahan SEP/IRA	--	--	--	*
Dan Foley	--	--	--	*
Dana Bowler	--	--	--	*
Louis Cristan, Kathy Cristan	--	--	--	*
Thomas K. Beard	--	--	--	*
Nathaniel Orme	--	--	--	*
Riaz Don	--	--	--	*
James R and Diane R Fisher (16)	--	--	--	*
Alan Sheinwald	--	--	--	*
Gary Ziegler	--	--	--	*
Jared Shaw	--	--	--	*
Jeff Hermanson	--	--	--	*
John C. Buser	--	--	--	*
Michael J. Weiss	--	--	--	*
Michael Kooper	--	--	--	*
Northbar Capital Inc.	--	--	--	*
RA Schafer	--	--	--	*
Richard L. Taney	--	--	--	*
Scott C. Paston	--	--	--	*
Salvatore Ianuzzi, Bonita Ianuzzi	--	--	--	*
Gregg Sedun	--	--	--	*
Bruce Newberg (17)	--	--	--	*
Woodmont Investments Limited	--	--	--	*
Julius H. Roma (18)	--	--	--	*
Mark Collins	--	--	--	*
Andrew J. Dauro	--	--	--	*

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING	SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING
NAME OF SELLING STOCKHOLDER	NUMBER (2)%	COMMON STOCK	UPON CONVERSION OF SERIES C PREFERRED STOCK (2)(3)	UPON EXERCISE OF C WARRANTS (2)(3)

Brian Judge & Diana Garehitorena	15,473	*	15,473	--	--
Mario Cassara & Iris Cassara	15,473	*	15,473	--	--
Norbert Olinger	15,473	*	15,473	--	--

North Metropolitan Radiology
Assoc, LLP 401K Profit Sharing
Plan FBO: Stuart Jacobson	15,473	*	15,473	--	--
Oscar Garza	15,473	*	15,473	--	--
Paul Russo III	15,473	*	15,473	--	--
Robert B. Kinney	15,473	*	15,473	--	--
Gene Salkind	15,472	*	8,667	6,806	--
Jeffrey Cox	15,472	*	8,667	6,806	--
Jerome L. Dreyfuss	15,472	*	8,667	6,806	--
Richard Weiner	15,472	*	8,667	6,806	--
Steven J. Cooper	15,472	*	8,667	6,806	--
Thomas J. Franco	15,472	*	8,667	6,806	--
Judith Ellen Olinger (19)	15,471	*	15,471	--	--
Margaret Josling (9)	15,414	*	4,555	--	2,178
TKB Ventures Ltd. (Brian Josling) (9)	15,414	*	4,555	--	2,178
Hudson Valley Capital Management	14,476	*	14,476	--	--
Monad Realty Inc.	13,925	*	7,800	6,125	--
W.M. Sherman	13,925	*	7,800	6,125	--
Michael Rapp	13,333	*	--	--	--
Ashraf Abdelaal	13,221	*	7,777	--	5,444
Robert Klein and Myriam Gluck	13,067	*	13,067	--	--
Broadband Capital Management	12,998	*	--	--	--
Greg Downes	12,378	*	6,933	5,444	--
Margaret & Donald Wisnasky	12,378	*	6,933	5,444	--
Peter Yaskowitz	12,378	*	6,933	5,444	--
David & Marilyn Balk JT WROS	10,889	*	--	--	10,889
Jeffrey Schnipper	10,889	*	--	--	10,889
Mark Capital LLC	10,889	*	--	--	10,889
Richard Melnick	10,889	*	--	--	10,889
SDIRA FBO Davina Lockhart	10,889	*	4,083	6,806	--
SDIRA FBO Roger Lockhart	10,889	*	4,083	6,806	--
William M. Levin	10,889	*	4,083	6,806	--
Strategic Partners Ltd.	10,886	*	--	--	10,886
Reginald T. Grzeskowiak & Nancy Grzeskowiak	10,100	*	2,750	4,083	3,267
Silicon Valley Bank	10,000	*	--	--	--
SDIRA FBO Alan E. Ennis (SEP/IRA)	9,800	*	3,675	6,125	--
Mark Ford	9,644	*	--	--	--
James St. Clair	9,406	*	1,633	2,722	--
John Jay Gebhardt	9,333	*	9,333	--	--
Allan L. Sparlin	9,283	*	5,200	4,083	--
SDIRA FBO Robert Vaughan	9,283	*	5,200	4,083	--
Alan Cohen	9,044	*	3,600	5,444	--
Sean Callahan	8,750	*	--	--	--
John Simonelli	8,702	*	3,263	5,439	--
Bedding Discounts	8,417	*	5,695	--	2,722
Thomas A.Counts	8,166	*	8,166	--	--
Alan Robbins	7,736	*	7,736	--	--
Louis Berrick	7,736	*	7,736	--	--
Ronald L. Nilsen	7,736	*	7,736	--	--
James E. Ducharme	7,736	*	4,333	3,403	--
John A. Marrone	7,736	*	4,333	3,403	--
Robert Dombrowski	7,672	*	1,633	2,722	--
John Green	7,418	*	--	--	2,178
Samson Consulting Corp	6,733	*	4,555	--	2,178
Phil Wagenheim	6,667	*	--	--	--

	SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING			SHARES BENEFICIALLY OWNED AFTER THE OFFERING(1)
NAME OF SELLING STOCKHOLDER	UPON EXERCISE OF OTHER WARRANTS	UPON CONVERSION OF SERIES B OR SERIES D PREFERRED STOCK (2)(3)	UPON PAYMENT OF DEBENTURE FACILITY (4)	NUMBER	%

Brian Judge & Diana Garehitorena	--	--	--	*
Mario Cassara & Iris Cassara	--	--	--	*
Norbert Olinger	--	--	--	*
North Metropolitan Radiology
Assoc, LLP 401K Profit Sharing
Plan FBO: Stuart Jacobson	--	--	--	*
Oscar Garza	--	--	--	*
Paul Russo III	--	--	--	*
Robert B. Kinney	--	--	--	*
Gene Salkind	--	--	--	*
Jeffrey Cox	--	--	--	*
Jerome L. Dreyfuss	--	--	--	*
Richard Weiner	--	--	--	*
Steven J. Cooper	--	--	--	*
Thomas J. Franco	--	--	--	*
Judith Ellen Olinger (19)	--	--	--	*
Monad Realty Inc.	--	--	--	*
W.M. Sherman	--	--	--	*
Michael Rapp	13,333	--	--	*
Ashraf Abdelaal	--	--	--	*
Robert Klein and Myriam Gluck	--	--	--	*
Broadband Capital Management	12,998	--	--	*
Greg Downes	--	--	--	*
Margaret & Donald Wisnasky	--	--	--	*
Peter Yaskowitz	--	--	--	*
Carlos Belfiore	11,667	--	--	*
SDIRA FBO Davina Lockhart	--	--	--	*
SDIRA FBO Roger Lockhart	--	--	--	*
William M. Levin	--	--	--	*
Reginald T. Grzeskowiak & Nancy Grzeskowiak	--	--	--	*
Silicon Valley Bank	10,000	--	--	*
SDIRA FBO Alan E. Ennis (SEP/IRA)	--	--	--	*
Mark Ford	9,644	--	--	*
James St. Clair	5,050	--	--	*
John Jay Gebhardt	--	--	--	*
Allan L. Sparlin	--	--	--	*
SDIRA FBO Robert Vaughan	--	--	--	*
Alan Cohen	--	--	--	*
Sean Callahan	8,750	--	--	*
John Simonelli	--	--	--	*
Bedding Discounts	--	--	--	*
Thomas A.Counts	--	--	--	*
Alan Robbins	--	--	--	*
Louis Berrick	--	--	--	*
Ronald L. Nilsen	--	--	--	*
James E. Ducharme	--	--	--	*
John A. Marrone	--	--	--	*
Robert Dombrowski	3,317	--	--	*
John Green	5,240	--	--	*
Samson Consulting Corp	--	--	--	*
Phil Wagenheim	6,667	--	--	*

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING	SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING
NAME OF SELLING STOCKHOLDER	NUMBER (2)%	COMMON STOCK	UPON CONVERSION OF SERIES C PREFERRED STOCK (2)(3)	UPON EXERCISE OF C WARRANTS (2)(3)

James C. Craig Jr	6,533	*	2,450	4,083	--
Martin & Linda Mennes	6,533	*	2,450	4,083	--
Claude Ware	6,288	*	--	--	--
Claude & Hee Jin Ware	6,189	*	3,467	2,722	--
Jacob Kohannim	6,189	*	3,467	2,722	--
Jean Zurstrassen	6,189	*	3,467	2,722	--
Robert E. Dettle	6,189	*	3,467	2,722	--
SDIRA FBO John Green (Roth/IRA)	6,189	*	3,467	2,722	--
Tracy Standridge, Kay L Standridge	6,189	*	3,467	2,722	--
Gregoire Dstreel	6,189	*	6,189	--	--
Wolfe LP	5,693	*	5,693	--	--
Byron Rosenstein	5,444	*	--	--	5,444
Alan Sheinwald	5,444	*	--	--	5,444
Gary Ziegler	5,444	*	--	--	5,444
Jared Shaw	5,444	*	--	--	5,444
Jeff Hermanson	5,444	*	--	--	5,444
John C. Buser	5,444	*	--	--	5,444
Michael J. Weiss	5,444	*	--	--	5,444
Michael Kooper	5,444	*	--	--	5,444
Northbar Capital Inc.	5,444	*	--	--	5,444
RA Schafer	5,444	*	--	--	5,444
Richard L. Taney	5,444	*	--	--	5,444
Earl P. Correa	4,642	*	2,600	2,042	--
Paul Sanberg	4,642	*	2,600	2,042	--
Michael J. Leja (20)	4,556	*	1,833	2,722	--
David P. Garmus, Caren M. Garmus	4,414	*	4,414	--	--
SDIRA FBO Rosa Maria Lukens	4,373	*	2,331	2,042	--
Kimball & Cross Investment Management Corp.	3,686	*	--	--	--
Market Pathways Financial	3,094	*	1,733	1,361	--
William Tonyes	3,094	*	1,733	1,361	--
SDIRA FBO David W. Komar ROL IRA	3,094	*	1,733	1,361	--
David & Michael Lega	2,722	*	--	2,722	--
Gary Miller	2,450	*	2,450	--	--
William King	2,041	*	2,041	--	--
Elliott Smith	1,667	*	--	--	--
Jeffrey Meshel	1,667	*	--	--	--
Karl Brenza	1,667	*	--	--	--
Chris Shufeldt	1,519	*	--	--	--
Daniel Pietro	833	*	--	--	--
Roger Lockhart	833	*	--	--	--
Thomas Corona	400	*	--	--	--
Gene Super	340	*	--	--	--

	SHARES OF COMMON STOCK BEING SOLD IN THE OFFERING			SHARES BENEFICIALLY OWNED AFTER THE OFFERING(1)
NAME OF SELLING STOCKHOLDER	UPON EXERCISE OF OTHER WARRANTS	UPON CONVERSION OF SERIES B OR SERIES D PREFERRED STOCK (2)(3)	UPON PAYMENT OF DEBENTURE FACILITY (4)	NUMBER	%

James C. Craig Jr	--	--	--	*
Martin & Linda Mennes	--	--	--	*
Claude Ware	6,288	--	--	*
Claude & Hee Jin Ware	--	--	--	*
Jacob Kohannim	--	--	--	*
Jean Zurstrassen	--	--	--	*
Robert E. Dettle	--	--	--	*
SDIRA FBO John Green (Roth/IRA)	--	--	--	*
Tracy Standridge, Kay L Standridge	--	--	--	*
Gregoire Dstreel	--	--	--	*
Wolfe LP	--	--	--	*
Byron Rosenstein	--	--	--	*
Earl P. Correa	--	--	--	*
Paul Sanberg	--	--	--	*
Michael J. Leja (20)	--	--	--	*
David P. Garmus, Caren M. Garmus	--	--	--	*
SDIRA FBO Rosa Maria Lukens	--	--	--	*
Kimball & Cross Investment Management Corp.	3,686	--	--	*
Market Pathways Financial	--	--	--	*
William Tonyes	--	--	--	*
SDIRA FBO David W. Komar ROL IRA	--	--	--	*
David & Michael Lega	--	--	--	*
Gary Miller	--	--	--	*
William King	--	--	--	*
Elliott Smith	1,667	--	--	*
Jeffrey Meshel	1,667	--	--	*
Karl Brenza	1,667	--	--	*
Chris Shufeldt	1,519	--	--	*
Daniel Pietro	833	--	--	*
Roger Lockhart	833	--	--	*
Thomas Corona	400	--	--	*
Gene Super	340	--	--	*

* Less than 1%.

(1) Assumes that all shares being offered by each selling stockholder under this prospectus are sold and that each selling stockholder acquires no additional shares of common stock before the completion of this offering.

(2) The holders of the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock and the Series D Convertible Preferred Stock are subject to a conversion blocker that caps the number of shares eligible for conversion so that the holder will not beneficially own more than 9.999% of the outstanding Common Stock after such conversion. The 9.999% conversion blocker currently prevents North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC, North Sound Legacy International Ltd, and SDS Capital Group SPC, Ltd. from converting any of their Convertible Preferred Stock into shares of common stock. North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. are the only holders of the Series B Convertible Preferred Stock and the Series D Convertible Preferred Stock.

(3) Under an agreement between P-Com and the holders of the Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and P-Com's Series C Warrants, P-Com is required to register the resale of a number of shares equal to 125% of the shares of common stock initially issuable upon conversion or exercise of these securities. This results in the following additional shares being registered for resale by the selling stockholders, which are not reflected in the table above:

Series C Convertible Preferred Stock	884,713
Series D Convertible Preferred Stock	111,111
Series C Warrants	366,675
Total Additional Shares Being Registered	1,362,499

(4) Under an agreement between P-Com and SDS Capital Group SPC, Ltd., P-Com is required to register the resale of a number of shares equal to 6,000,000 shares of Common Stock which shares may be used to make quarterly installment payments to SDS Capital Group SPC, Ltd. under the Promissory Notes, dated November 26, 2004 and March 21, 2005. In the event that P-Com elects to make amortization payments in shares of Common Stock, P-Com is limited to the number of shares it may use in the event that such payment would cause SDS Capital Group SPC, Ltd. to beneficially own more than 9.9% of the outstanding Common Stock.

(5) Convertible securities include shares of Series B Convertible Preferred Stock and Series D Convertible Preferred Stock of P-Com.

(6) For purposes of determining beneficial ownership in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, this total includes shares beneficially owned by North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd.

(7) Mr. Roberts is Chairman of the Board of Directors of P-Com.

(8) For purposes of determining beneficial ownership in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, this total includes shares beneficially owned by Margaret Josling and TKB Ventures. Mr. Josling resigned as a Director of P-Com, effective March 1, 2005.

(9) Mr. Fromm is a Director of P-Com.

(10) Mr. Roos is a Director of P-Com.

(11) Represents 30,944 shares held by the Century Trust dated 12/19/94. David Wilstein and Susan Wilstein, trustees of the Century Trust dated 12/19/94, have voting and dispositive power over the shares of common stock held by the trust.

(12) Represents 30,944 shares held by the Helen Jones Marital Trust. Michael Rucker, trustee of the Helen Jones Marital Trust, has voting and dispositive power over the shares of common stock held by the trust.

(13) Represents 26,933 shares held by the Allen Solomon Trust. Allen Solomon, trustee of the Allen Solomon Trust, has voting and dispositive power over the shares of common stock held by the trust.

(14) Represents 24,756 shares held by the David Wiener Revocable Trust - 96. David Wiener, trustee of the David Wiener Revocable Trust - 96, has voting and dispositive power over the shares of common stock held by the trust.

(15) Represents 17,049 shares held by the James R and Diane R. Fisher Living Trust. James R. and Diane R. Fisher, trustees of the james R. and Diane R. Fisher Living Trust, have voting and dispositive power over the shares of common stock held by the trust.

(16) Represents 16,667 shares held by the Newberg Family Trust. Bruce Newberg, trustee of the Newberg Family Trust, has voting and dispositive power over the shares of common stock held by the trust.

(17) Represents 15,944 shares held by the Julius H. Roma Revocable Trust. Julius H. Roma, trustee of the Julius H. Roma Revocable Trust, has voting and dispositive power over the shares of common stock held by the trust.

(18) Represents 15,471 shares held by the Judith Ellen Olinger Revocable Trust. Judith Ellen Olinger, trustee of the Judith Ellen Olinger Revocable Trust, has voting and dispositive power over the shares of common stock held by the trust.

(19) Represents 4,556 shares held by the Michael J. Leja Revocable Trust. Michael J.Leja, trustee of the Michael J. Leja Revocable Trust, has voting and dispositive power over the shares of common stock held by the trust.

PLAN OF DISTRIBUTION

We are registering, on behalf of the selling stockholders, 5,569,524 shares of common stock that are currently outstanding, 4,365,214 shares of common stock that are issuable upon conversion of our outstanding convertible preferred stock, 4,923,643 shares of common stock that are issuable upon exercise of outstanding warrants and warrants that will be outstanding prior to the effectiveness of the registration statement of which this prospectus is a part and 6,000,000 shares of common stock that may be issued as payment under our outstanding promissory notes. We issued these securities to the selling stockholders in private placement transactions. The selling stockholders named in the table above or their pledgees, donees, transferees or other successors-in-interest who receive convertible securities from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus may sell the shares of common stock listed in the table above from time to time. Each selling stockholder will act independently in making decisions regarding the timing, manner and size of each sale. The sales may be made on the OTC Bulletin Board or on any stock exchange or automated interdealer quotation system on which the common shares are listed or quoted at the time of sale, in the over-the-counter market, through put or call option transactions relating to the shares, in negotiated transactions, or a combination of such methods of sale or otherwise, at prices and on terms then prevailing or at prices related to the then current market price. The selling stockholders may effect these transactions by selling the shares of common stock to or through broker-dealers, or not. The shares of common stock may be sold through one or more of, or a combination of, the following:

o a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

o "at the market" to or through market makers into an existing market for the shares;

o an exchange distribution in accordance with the rules of the applicable exchange;

o through transactions in options, swaps or other derivative securities (whether exchange-listed or otherwise);

o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o in privately negotiated transactions; and

o any other method permitted by applicable law.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out those short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default the broker-dealer may sell the pledged shares under this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any shares covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, and that there is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, provisions of which may limit the timing of purchases and sales of the shares of our common stock by the selling stockholders.

We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against various liabilities, including liabilities arising under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

This section describes the material terms of our capital stock and related terms of our certificate of incorporation and bylaws as currently in effect. This summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws. All share numbers relating to our common stock have been adjusted to reflect the 1-for-30 reverse split of our common stock effected on July 19, 2004.

AUTHORIZED CAPITAL STOCK

We are currently authorized to issue a total of 37,000,000 shares of capital stock consisting of:

o 35,000,000 shares of common stock, par value $0.0001 per share; and

o 2,000,000 shares of preferred stock, par value $0.0001 per share.

COMMON STOCK

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of common stock are entitled to receive dividends, ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after satisfaction of liabilities and the liquidation preference of any shares of preferred stock that are outstanding at that time. Holders of common stock have no preemptive rights and no right to convert their common stock onto any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future without further stockholder approval. As of March 31, 2005, 11,810,280 shares of our common stock were issued and outstanding.

PREFERRED STOCK

Our board of directors is authorized to issue from time to time, without further stockholder approval, up to an aggregate of 2,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. We may issue preferred stock in ways that may delay, defer or prevent a change in control of the company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Series A Junior Participating Preferred Stock

We have designated 500,000 shares of our preferred stock as Series A Junior Participating Preferred Stock, which are issuable under certain circumstances pursuant to our stockholder rights plan, which is described in more detail below. No shares of Series A Junior Participating Preferred Stock are currently issued or outstanding.

Series B Convertible Preferred Stock

We have designated 1,000,000 shares of our preferred stock as Series B Convertible Preferred Stock, of which approximately 108,406 shares were issued and outstanding as of March 31, 2005. The holders of Series B Convertible Preferred Stock are entitled to certain rights and preferences with respect to the holders of our common stock, including the following:

o Voting. Except as required by the Delaware law, the holders of Series B Convertible Preferred Stock are not entitled to any voting rights.

o Conversion. The Series B Convertible Preferred Stock has a stated value of $21.138 per share. Each share of Series B Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value plus any accrued and unpaid dividends divided by an initial conversion price of $6.00. This conversion price is subject to adjustment for any stock splits, stock dividends or similar transactions. Pursuant to an agreement with us, the holders of Series B Convertible Preferred Stock are obligated to convert their shares into shares of common stock as soon as reasonably practicable. However, no holder of Series B Convertible Preferred Stock will be required to convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of our outstanding common stock.

o Dividends. Holders of Series B Convertible Preferred Stock are entitled to receive dividends, if any, as may be declared by our board of directors out of legally available funds. Holders of Series B Convertible Preferred Stock are also entitled to share pro-rata, on an as-converted basis, in any dividends or other distributions that may be declared by the board of directors with respect to the common stock.

o Liquidation. If we liquidate, dissolve or wind up, the holders of Series B Convertible Preferred Stock are entitled to receive the stated value of their shares plus all accrued and unpaid dividends prior to any amounts being paid to the holders of our common stock. In addition, the holders of Series B Convertible Preferred Stock are entitled to share ratably together with the holders of common stock in all remaining assets after the satisfaction of all other liquidation preferences.

o Redemption. The holders of Series B Convertible Preferred Stock have the right to require us to purchase all of their shares of Series B Convertible Preferred Stock upon the occurrence of certain events, such as the following:

o We fail to remove any restrictive legend from certificates representing shares of our common stock that are issued to holders who convert their shares of Series B Convertible Preferred Stock;

o We make an assignment for the benefit of creditors or apply for or consent to the appointment of a receiver or trustee;

o Any bankruptcy, insolvency, reorganization or other proceeding for the relief of debtors is instituted by or against us and is not dismissed within 60 days;

o We sell substantially all of our assets, merge or consolidate with any other entity or engage in a transaction that results in any person or entity acquiring more than 50% of our outstanding common stock on a fully diluted basis;

o We fail to pay when due any payment with respect to any of its indebtedness in excess of $250,000;

o We breach any agreement for monies owed or owing in an amount in excess of $250,000 and the breach permits the other party to declare a default or otherwise accelerate the amounts due under that agreement; or

o We permit a default under any agreement to remain uncured and the default would or is likely to have a material adverse effect on our business, operations, properties or financial condition.

Series C Convertible Preferred Stock

We have designated 10,000 shares of our preferred stock as Series C Convertible Preferred Stock, of which approximately 6,066 shares were issued and outstanding as of March 31, 2005. The holders of Series C Convertible Preferred Stock are entitled to certain rights and preferences with respect to the holders of our common stock, including the following:

o Voting. The holders of Series C Convertible Preferred Stock are entitled to vote together with the holders of our common stock, as a single class, on all matters submitted to a vote of our stockholders. The holders of Series C Convertible Preferred Stock are entitled to a number of votes equal to the number of shares of common stock that would be issued upon conversion of their shares of Series C Convertible Preferred Stock.

o Conversion. The Series C Convertible Preferred Stock has a stated value of $1,750 per share. Each share of Series C Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value, plus any accrued and unpaid dividends, divided by an initial conversion price of $3.00. This conversion price is subject to adjustment for any stock splits, stock dividends or similar transactions. The conversion price is also subject to adjustment in the event that we make a dilutive issuance of common stock or other securities that are convertible into or exercisable for common stock at an effective per share purchase price that is less than the conversion price of the Series C Convertible Preferred Stock that is in effect at the time of the dilutive issuance. The holders of Series C Convertible Preferred Stock may convert their shares into shares of common stock at any time. However, no holder of Series C Convertible Preferred Stock may convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of our outstanding common stock.

o Dividends. Holders of Series C Convertible Preferred Stock are entitled to receive, out of legally available funds, dividends at the rate of 6% per annum beginning on the first anniversary of their date of issuance and 8% per annum beginning on the second anniversary of their date of issuance. Dividends are payable semi-annually, either in cash or shares of our common stock.

o Liquidation. If we liquidate, dissolve or wind up, the holders of Series C Convertible Preferred Stock are entitled to receive the stated value of their shares plus all accrued and unpaid dividends prior to any amounts being paid to the holders of Series B Convertible Preferred Stock and common stock. In addition, the holders of Series C Convertible Preferred Stock are entitled to share ratably together with the holders of Series B Convertible Preferred Stock and common stock in all remaining assets after the satisfaction of all other liquidation preferences.

o Redemption. The holders of Series C Convertible Preferred Stock have the right to require us to purchase all of their shares of Series C Convertible Preferred Stock upon the occurrence of certain events, such as the following:

o We fail to remove any restrictive legend from certificates representing shares of our common stock that are issued to holders who convert their shares of Series C Convertible Preferred Stock;

o We make an assignment for the benefit of creditors or apply for or consent to the appointment of a receiver or trustee;

o Any bankruptcy, insolvency, reorganization or other proceeding for the relief of debtors is instituted by or against us and is not dismissed within 60 days;

o We sells substantially all of our assets, merge or consolidate with any other entity or engages in a transaction that results in any person or entity acquiring more than 50% of our outstanding common stock on a fully diluted basis;

o We fail to pay when due any payment with respect to any of its indebtedness in excess of $250,000;

o We breach any agreement for monies owed or owing in an amount in excess of $250,000 and the breach permits the other party to declare a default or otherwise accelerate the amounts due under that agreement; or

o We permit a default under any agreement to remain uncured and the default would or is likely to have a material adverse effect on our business, operations, properties or financial condition.

Series D Convertible Preferred Stock

We have designated 2,000 shares of our preferred stock as Series D Convertible Preferred Stock, of which 2,000 shares were issued and outstanding as of March 31, 2005. The holders of Series D Convertible Preferred Stock are entitled to certain rights and preferences with respect to the holders of our common stock, including the following:

o Voting. The holders of Series D Convertible Preferred Stock are entitled to vote together with the holders of our common stock and holders of Series C Convertible Preferred Stock, as a single class, on all matters submitted to a vote of our stockholders. The holders of Series D Convertible Preferred Stock are entitled to a number of votes equal to the number of shares of common stock that would be issued upon conversion of their shares of Series D Convertible Preferred Stock.

o Conversion. The Series D Convertible Preferred Stock has a stated value of $1,000 per share. Each share of Series D Convertible Preferred Stock is convertible into a number of shares of common stock equal to the stated value divided by an initial conversion price of $4.50. This conversion price is subject to adjustment for any stock splits, stock dividends or similar transactions. The holders of Series D Convertible Preferred Stock may convert their shares into shares of common stock at any time. However, no holder of Series D Convertible Preferred Stock may convert its shares into shares of common stock if the conversion would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of our outstanding common stock.

o Dividends. Holders of Series D Convertible Preferred Stock are entitled to share pro-rata, on an as-converted basis, in any dividends or other distributions that may be declared by the board of directors with respect to the common stock.

o Liquidation. If we liquidate, dissolve or wind up, the holders of Series D Convertible Preferred Stock and the holders of Series C Convertible Preferred Stock are entitled to receive the stated value of their respective shares plus all accrued and unpaid dividends, pari passu, and prior to any amounts being paid to the holders of Series B Convertible Preferred Stock and common stock. In addition, the holders of Series D Convertible Preferred Stock are entitled to share ratably together with the holders of Series C Convertible Preferred Stock, Series B Convertible Preferred Stock and common stock in all remaining assets after the satisfaction of all other liquidation preferences.

o Redemption. The holders of Series D Convertible Preferred Stock have the right to require us to purchase all of their shares of Series D Convertible Preferred Stock upon the occurrence of certain events, such as the following:

o We fail to remove any restrictive legend from certificates representing shares of our common stock that are issued to holders who convert their shares of Series D Convertible Preferred Stock;

o We make an assignment for the benefit of creditors or apply for or consent to the appointment of a receiver or trustee;

o Any bankruptcy, insolvency, reorganization or other proceeding for the relief of debtors is instituted by or against us and is not dismissed within 60 days;

o We sell substantially all of our assets, merge or consolidate with any other entity or engages in a transaction that results in any person or entity acquiring more than 50% of our outstanding common stock on a fully diluted basis;

o We fail to pay when due any payment with respect to any of its indebtedness in excess of $250,000;

o We breach any agreement for monies owed or owing in an amount in excess of $250,000 and the breach permits the other party to declare a default or otherwise accelerate the amounts due under that agreement; or

o We permit a default under any agreement to remain uncured and the default would or is likely to have a material adverse effect on our business, operations, properties or financial condition.

ANTI-TAKEOVER PROVISIONS

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws.

Provisions of our certificate of incorporation and bylaws may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changing control or management of us.

Classified Board of Directors. Our certificate of incorporation provides for the board of directors to be divided into three classes, each with a staggered three-year term. As a result, only one class of directors is elected at each annual meeting of stockholders, and each of the two other classes of directors continue to serve for the remainder of their respective three-year term. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that the number of directors is fixed in the manner provided in the bylaws. Our bylaws provide that the number of directors will be fixed from time to time by the board or by the stockholders at an annual meeting.

Requirements for Advance Notification of Stockholder Meetings, Vacancies and Newly Created Directorships. Our bylaws prohibit the conduct of any business at a special meeting of the stockholders other than as specified in the notice of special meeting. This provision may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. Additionally, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum. This provision may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

Amendment Provisions. Our certificate of incorporation grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Stockholder Rights Plan

We currently have in effect a stockholder rights plan, which is governed by the terms and conditions contained in the Amended and Restated Rights Agreement, dated as of January 24, 2001, between us and Fleet National Bank, as rights agent. In the event that we are acquired in a asset purchase or other business combination transaction or 50% or more of our consolidated assets or earning power is sold, each holder of our common stock will have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. In the event that any person becomes the beneficial owner of 15% or more of the outstanding shares of our common stock proper provision shall be made so that each holder of our common stock, other than the acquiring person, will thereafter have the right to receive that number of shares of our common stock or preferred stock (or cash, other securities or property) of having a market value of two times the exercise price of the right.

The rights plan has certain anti-takeover effects. The rights plan will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights plan should not interfere with any asset purchase or other business combination approved by the board of directors because the rights granted to each holder of common stock may be redeemed by us prior to such asset purchase or other business combination.

VALIDITY OF THE SHARES

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP.

EXPERTS

The consolidated financial statements of P-Com, Inc. as of December 31, 2004, and for the year then ended, have been incorporated by reference into this prospectus and in the registration statement to which this prospectus relates in reliance upon the report of Aidman, Piser & Company, P.A., the Company's independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of P-Com, Inc. as of December 31, 2003, and for the year then ended, have been incorporated by reference into this prospectus and in the registration statement to which this prospectus relates in reliance upon the report of Aidman, Piser & Company, P.A., the Company's independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Speedcom Wireless Corporation as of December 31, 2002, and for the year then ended, have been incorporated by reference into this prospectus and in the registration statement to which this prospectus relates in reliance upon the report of Aidman, Piser & Company, P.A., Speedcom's independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of P-Com, Inc. as of December 31, 2001 and 2002, and for the three years ended December 31, 2002, have been incorporated by reference into this prospectus and in the registration statement to which this prospectus relates in reliance upon the report (which includes an explanatory paragraph relating to the our ability to continue as a going concern as described in Note 1 to the financial statements), of PricewaterhouseCoopers, LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" certain information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus and refer you to the documents listed below:

o Our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2004, filed with the SEC on March 23, 2005 and May 13, 2005;

o Our Quarterly Report on Form 10-Q for quarterly period ended March 31, 2005, filed with the SEC on May 12, 2005;

o Our Current Reports on Form 8-K, filed with the SEC on February 10, 2005, March 1, 2005, March 15, 2005, March 28, 2005, April 28, 2005 and May 13, 2005.

o The financial statements of Speedcom Wireless Corporation for its year ended December 31, 2002 and its nine-months ended September 30, 2003; and, certain pro-forma financial information related to our purchase of Speedcom Wireless Corporation, as filed with the SEC on Form 8-K dated December 24, 2003 and Form S-1 dated December 19, 2003.

You may request, orally or in writing, a copy of these filings. We will provide the requested copies of these filings to you at no cost. Please direct your requests to:

P-Com, Inc. 3175 S. Winchester Boulevard Campbell, CA 95008 Telephone: (408) 866-3666 Attention: Daniel W. Rumsey

This prospectus is accompanied by a copy of our amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005. You should read these reports to obtain additional information about our business, financial condition and results of operations.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC at the address set forth above or by calling the SEC at l-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

Information on any website of ours or the website of any of our subsidiaries is not part of this prospectus and you should not consider information contained on any such websites as part of this prospectus, unless that information is also contained in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.